SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                ----------------

                                   Schedule TO

            Tender offer statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            Prime Group Realty Trust

                       (Name of Subject Company (issuer))

                                   Cadim Inc.


                      (Names of Filing Persons (offerors))

         Common Shares of Beneficial Interest, Par Value $.01 Per Share


                                   74158J 10 3
                                 (CUSIP Number)

                                   Gwen Klees
                              Senior Legal Counsel
                                   Cadim Inc.
                        800, Square Victoria, Bureau 4400
                                Case postale 118
                            Montreal, Quebec H4Z 1B7
                                 (514) 875-3360

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                     Edward J. Schneidman and John R. Sagan
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                          Chicago, Illinois 60603-3441
                                 (312) 782-0600

                            CALCULATION OF FILING FEE

================================================================================
       Transaction Valuation                           Amount of Filing Fee
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            Not Applicable                              Not Applicable
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[  ]    Check the box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:        N/A      Filing Party:           N/A

           Form or Registration No.:      N/A      Date Filed:             N/A


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X]    third-party tender           [ ]  going-private transaction
               offer subject to Rule 14d-1.      subject to Rule 13e-3.

        [ ]    issuer tender offer          [X]  amendment to Schedule 13D under
               subject to Rule 13e-4.            under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]





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


1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                      Cadim inc.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                    (b)  [x]
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3          SEC USE ONLY

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4          SOURCE OF FUNDS
           WC

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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION
                         QUEBEC

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                         7        SOLE VOTING POWER

NUMBER OF                         0
SHARES                           -----------------------------------------------
BENEFICIALLY             8        SHARED VOTING POWER
OWNED BY
EACH                              0*
REPORTING                        -----------------------------------------------
PERSON                   9        SOLE DISPOSTIVE

                                  0
                                 -----------------------------------------------
                         10       SHARED DISPOSITIVE

                                  0*
                                ------------------------------------------------


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0*

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                  [ ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0%

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14         TYPE OF REPORTING PERSON
                      CO

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* On August 22, 2001, Cadim inc. ("Cadim"), Michael W. Reschke ("Reschke"), The
Prime Group, Inc. ("PGI"), Primestone Investment Partners L.P. ("Primestone"), Prime Group VI, L.P. ("PLP"), PG/Primestone, L.L.C. ("PG LLC") and Prime Group Limited Partnership ("Prime LP" and together with PGI, Primestone, PLP and Reschke, sometimes referred to as the "PGI Parties") executed a Memorandum of Understanding, and, on August 30, 2001, Cadim and the PGI Parties entered into an Amended and Restated Support and Standstill Agreement, each relating to a proposed acquisition of Prime Group Realty Trust (the "Company"). By virtue of entering into the Memorandum of Understanding and Amended and Restated Support and Standstill Agreement, Cadim may be deemed to have formed a group with the PGI Parties for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On October 10, 2001, Cadim and the PGI Parties agreed, among other things, to release each of Cadim and the PGI Parties from all exclusivity provisions set forth in the Amended PGI Standstill Agreement, to release Cadim from certain confidentiality obligations set forth therein, and that the Memorandum of Understanding was null, void and of no further legal effect except as otherwise provided for therein. On October 23, 2001, the Company announced that Cadim and PGI have informed the Company that Cadim and PGI have ceased negotiations relating to the proposed acquisition. As a result, any group with Cadim and the PGI Parties that may have been deemed to have been formed for purposes of Rule 13d-5 under the Exchange Act has been terminated and Cadim may not be deemed to share with the PGI Parties beneficial ownership of the equity securities owned by the PGI Parties.

Item 6.           Purposes of the Transaction and Plans or Proposals.

         On October 23, 2001, the Company announced that Cadim and PGI have informed the Company that Cadim and PGI have ceased negotiations relating to the proposed transaction with the Company.







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